AMERICAN PETROLEUM TANKERS PARENT LLC

AP TANKERS CO.

345 Park Avenue, 29th Floor

New York, NY 10154

c/o The Blackstone Group L.P.

April 12, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Dana Brown

Re:	American Petroleum Tankers Parent LLC and AP Tankers Co. Registration

Statement No. 333-171331

Dear Mr. Brown:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, American Petroleum Tankers Parent LLC and AP Tankers Co. (collectively, the “Registrants”) hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 1:00 p.m., Eastern Standard time, on April 13, 2011, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 12, 2011

Please notify Michael R. Littenberg or Ian R. Cohen of Schulte Roth & Zabel LLP, counsel to the Registrants, at (212) 756-2524 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AMERICAN PETROLEUM TANKERS PARENT LLC

By: American Petroleum Tankers Holding LLC, its sole member

By:	/s/ Robert K. Kurz

Name: Robert K. Kurz
Title: Chief Executive Officer

AP TANKERS CO.

By:	/s/ Robert K. Kurz

Name: Robert K. Kurz
Title: President and Secretary

cc: Michael R. Littenberg, Schulte Roth & Zabel LLP

Ian R. Cohen, Schulte Roth & Zabel LLP